UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

The Management Commission of the Banking Reestructuring Fund (known as “FROB”) has accepted today BBVA´s bid in the competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

As a consequence, BBVA has executed a sale and purchase agreement with FROB, by virtue of which FROB will sell up to 100% of the shares of Catalunya Banc to BBVA for the price of up to 1,187 million Euros.

The price will be reduced in an amount equal to 267 million Euros provided that, prior to the effective closing of the transaction, FROB and Catalunya Banc do not obtain a confirmation issued by the Spanish tax authorities of the application of the deferred tax assets regime (foreseen in Royal Decree Law 14/2013) to some losses recorded in Catalunya Banc’s consolidated financial statements for 2013 which were originated as a consequence of the transfer of assets by Catalunya Banc to the Management Company for Assets Arising from the Banking Sector Reorganisation (known as “SAREB”).

Closing of the sale and purchase transaction will be subject, among others, to the obtaining of the relevant administrative authorizations and approvals and to the effective closing of the transaction announced by Catalunya Banc to the market on July 17, 2014 whereby Catalunya Banc will transfer to an asset securitization fund a loan portfolio with a nominal value of 6,392 million Euros.

Tomorrow at 10:00 (Madrid time) BBVA will present the transaction to investment analysts.

Any interested party can follow the presentation via BBVA’s web site on the Internet (www.bbva.com).

A recording of the presentation will be available on BBVA’s web site, for a period of at least one month.

Madrid, July 21, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 21, 2014	By:	/s/ Francisco Javier Rodríguez Soler
	Name:	Francisco Javier Rodríguez Soler
	Title:	Management Director—M&A